

Annex A



tomtom®

TomTom releases New Maps for all European regions

~ Easily downloadable via the TomTom website and TomTom HOME at a 20% discount until the end of 2006~

Amsterdam, 28 November 2006 – TomTom, a leading provider of personal navigation products and services, today announced it is launching new maps for European regions for all current users, conveniently available through the new TomTom Map Shop on www.tomtom.com.

The new maps contain the most up to date information on the market and are ideal for customers who purchased a TomTom device anytime before April 2006* or users who are looking to add a new map. With the addition of 40,000 kilometres of new roads, 18,000 Points Of Interest and 7,000 new roundabouts in Europe in the last six months alone, TomTom promises to deliver precise, simple and stress-free navigation.

The new maps are available to purchase as a download, on DVD or memory card (SD card) and can easily be installed via TomTom HOME or through the TomTom website. TomTom HOME is TomTom's free software application that enables customers to efficiently manage their PLUS content & services using a PC or MAC. Additionally, when a consumer buys a new map, the latest version of the TomTom application including new features such as signpost information and speed limits, will automatically be downloaded to their device via TomTom HOME**. (www.tomtom.com/home)

The new maps are compatible with the entire TomTom product portfolio including the TomTom GO range, the TomTom ONE range, TomTom RIDER, TomTom MOBILE 5, TomTom NAVIGATOR 5 and TomTom NAVIGATOR 6.

"With the launch of our brand new online Map Shop, TomTom continues to deliver easy and affordable upgrades to the most recent maps. This ensures the best and safest navigation on the market for TomTom users, regardless of when they may have purchased our products," said Harold Goddijn, chief executive officer of TomTom.

All customers who order a new downloadable map will be offered a 20% discount until the end of 2006.

The new maps are available immediately at www.tomtom.com/products/maps.

Prices:

Downloadable regional maps: 39.95 - 59.95 euro
Downloadable map of Western Europe: 99.95 euro

Downloadable Map of Poland, Czech Republic, Hungary, Slovakia: 59.95 euro

Map of Western Europe (DVD): 119.95 euro

Map of Western Europe (SD card): 149.95 euro

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* To check if a new map version is available for your TomTom device, visit the TomTom Map Shop on www.tomtom.com/products/maps.

** A NAVIGATOR 6 compatible smartphone/PDA is required for non-integrated devices.

In case of any discrepancy between this press release and the original English version, the English version prevails.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise